33012 Calle Perfecto
San Juan Capistrano, California 92675
(949) 234-1999                              Fax 949-234-1998

August 7, 2009

Ms. Melinda Hooker
Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Seychelle Environmental Technologies,, Inc., (the Company) Item 4.01 Form 8-K filed August 5, 2009 File Number: 0-29373

Dear Ms. Hooker:

This is in response to your August 6, 2009 to the Company. The paragraph number corresponds to the paragraph numbers of your letter.

1.	As requested in your comment letter, the Company clarified its disclosure.
2.	The Company has obtained and filed an updated Exhibit 16 letter from the former accountants stating that the accountants agree with the statements made in the revised Form 8-K.

Further, please note that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (949) 234-1999.

Very truly yours,

Seychelle Environmental Technologies, Inc.

/s/ Carl Palmer
Carl Palmer, President